October 21, 2011

Jonathan Groff

Reid Hooper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

New York Tutor Company

Amendment No. 1 to Registration Statement on Form S-1

Filed October 14, 2011

File No. 333-176119

Dear Mr. Groff and Mr. Hooper:

New York Tutor Company, a Nevada corporation (the “Company”), has received and reviewed your letter of October 18, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 14, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 18, 2011.

General

1.

We considered your response to comment 2 from our letter dated August 24, 2011, but maintain that the company is a shell company. In this regard, we note that assets of the company consist solely of cash. We further note that no operations have commenced to date, that you have not completed your business plan and that you expect to market and provide services only after effectiveness of the registration statement and only to the extent that you are able to fund those efforts. Therefore, clearly identify the company as a shell and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

RESPONSE:  We have amended the Filing throughout to identify the Company as a shell company and to discuss the restrictions imposed on shell companies.

Description of Business, page 18

Plan of Operations and Growth, page 22

2.

It remains unclear when you anticipate completing the development of the tutor training program. On page 22 you indicate that no tutors will be hired until completion of the program. Further you state that you plan to develop the program “once [you] have begun to generate revenues, which [you] anticipate being around 12-18 months after [you] obtain a notice of effectiveness from this Offering.” These assertions contradict disclosures on page 23 indicating that you anticipate obtaining paying clients three to four months after effectiveness and expect to hire additional tutors six to twelve months after effectiveness. Revise to correct.

RESPONSE:  We have revised the Filing on Page 24 to include the following language:

“Initially, our first tutoring services will focus on those subjects Prof. Simon has had the most experience with throughout his tenure as a teacher.  However, as we grow and expand the services offered we plan to seek out additional qualified tutors as necessary to meet any increasing demand.  As our Company’s commitment will be to providing quality service to all of our clients, before we begin hiring new tutors, we plan to develop a training program that will educate our new tutors our approach to successful tutoring. At this point, we have not yet begun to develop the training program, but we envision doing so once we have begun to generate revenues and have some positive growth. We anticipate having a fully developed training program within 4-6 months after we obtain a notice of effectiveness from this Offering. However, this time period is an estimate and may fluctuate accordingly. While Prof. Simon enjoys the time he spends tutoring, he understands that his hands-on tutoring time will become more limited as the Company grows. He feels that his time will be better spent training tutors his teaching methodologies in the future, which will allow the Company to successfully help more clients. ”

Significant Milestones, page 23

3.

In response to comment 13 from our letter dated August 24, 2011 you revised the “Significant Milestones” table on page 23. We note, however, that some of the information provided conflicts with disclosure elsewhere including under “Use Of Proceeds” on page 13. For example, the “Significant Milestones” table indicates that you plan to spend up to $20,000 to retain a public relations firm if 50% of the shares offered are sold, whereas disclosure under “Use Of Proceeds” allocates no funds in that event. As another example, the “Significant Milestones” table designates $7,000 to $9,000 for completing your website and initial marketing if 100% of the shares offered are sold, whereas disclosure under “Use Of Proceeds” suggests that $10,000 will be allocated to website development alone. Finally, the marketing expenses accounted for within the “Significant Milestones” table and on page 24 under “Printed Marketing Materials” appear minimal as compared to the $18,000 print materials figure provided under “Use Of Proceeds.” Revise throughout the registration statement to consistently present anticipated financial needs and the allocation of proceeds from this offering.

RESPONSE:  We have revised the Significant Milestones table and have included the following language on Page 26 of the Filing:

“Depending on the amount of proceeds we receive from this Offering, we anticipate spending around approximately one third to two thirds of our print materials marketing budget on our initial printed marketing materials. Thus, we anticipate spending approximately $3,000 to $12,000 on such initial printed marketing materials and we plan to begin marketing within 2-3 months after this Offering.”

Executive Compensation, page 28

4.

Please supplement the information added in response to comment 19 from our letter dated August 24, 2011 to disclose the term of Mr. Simon’s Management Agreement.  Review of the agreement (Exhibit 10.2) indicates that it remains effective “until such time as Mr. Simon or one or more of his affiliates collectively control, in the aggregate, less than 10% of the equity interests of the Company, or such earlier time as the Company and Mr. Simon may mutually agree.”

RESPONSE:  We have revised the Filing on Pages 28, 31 and 33 to include the following language:

“Pursuant to a Management Agreement dated May 16, 2011, Mr. Simon, agreed to act as our sole officer and director and currently devotes approximately 15-20 hours per week to manage the affairs of the Company until such time as Mr. Simon or one or more of his affiliates collectively control, in the aggregate, less than 10% of the equity interests of the Company, or such earlier time as the Company and Mr. Simon may mutually agree. Additionally, pursuant to the Management Agreement, Mr. Simon receives a monthly fee of $1,000 per calendar month. Such fee is payable on the first day of each calendar quarter. As of the date of this Filing, all compensation due and owing Mr. Simon is being accrued and deferred until such time that Mr. Simon believes it to be in the best interest of the Company to pay any such amounts due and owing. This decision will be based on the best interests of the Company at that time. There are no annuity, pension or retirement benefits proposed to be paid to our current officer and director and employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.”

In connection with the Company’s responding to the comments set forth in the October 18, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

New York Tutor Company

/s/ Mark Simon

By: Mark Simon

Title:  President and Chief Executive Officer